February 9, 2011

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Item 4.01 Form 8-K
Filed on January 19, 2011
File No. 1-12497

Dear Mr. Cascio:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 3, 2011, setting forth comments to the Form 8-K (the “8-K”), filed by Attune RTD (the “Company”) on January 19, 2011.  Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 8-K dated January 14, 2011:
.
We reference your response to our comment letter dated January 19, 2011 that Salberg & Company, P.A. refuses to provide an Exhibit 16 letter to the SEC, as required by Item 304(a)(3) of Regulation S-K.  Please file an amendment to your Item 4.01 Form 8-K stating that the predecessor auditor refuses to furnish a letter stating whether he or she agrees with the registrants disclosures regarding the termination.

Response: The Company will file an amendment to Item 4.01 Form 8-K stating that the predecessor auditor refuses to furnish a letter stating whether he or she agrees with the registrants disclosures regarding the termination.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (760) 323-0233.

s/Thomas Bianco

Thomas Bianco
Chief Financial Officer